AMERICAN INFLATABLES, INC.
                               947 Newhall Street
                              Costa Mesa, CA 92627





February 26, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Michael Clampitt

RE:      American Inflatables, Inc. (the "Company")
         Registration Statement on Form SB-2, filed on August 14, 2000 (File No. 333-43680)

              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission withdraw the Company's Registration Statement on Form SB-2 (File No. 333-43680) (the "Registration Statement"). No securities were sold under the Registration Statement.

     Please provide me with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available (fax number
(949) 515-9765). Please contact me at (949) 515-1776 or Warren Soloski, Esq. at
(310) 477-9742 if you have any questions or comments.

                                                     Sincerely,

                                                     /s/ Gregg Mulholland
                                                     --------------------------
                                                     Gregg Mulholland
                                                     Chief Executive Officer